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FORM 4 /x/ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer
	GE Fund				InSight Health Services Corp. (IHSC)				Director	X 10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if any (Voluntary)	4.	Statement for Month/Year		Officer (give title below)	Other (specify below)
	3135 Easton Turnpike				22-2621967		10/01

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing Reporting (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	Fairfield	Connecticut	06431						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/ Day/ Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
												(Instr. 3 and 4)
					Code	V		Amount	(A) or (D)	Price

	Common Stock		10/17/01		J(1)			1,307,416	A	See Note 1		0		D

	Common Stock		10/17/01		J(2)			1,307,416	D	$18.00		0		D

(Over)
SEC 1474 (7-97)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (Continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)		Date Exercisable	Expiration Date

Series D Convertible Preferred Stock(3)			None(1)		10/17/01		C(1)				130,722		Immediately	None

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	1,307,416(1)		See Note 1		0		D

Explanation of Responses:

(1)
Effective October 17, 2001, immediately prior to the conversion of the common stock, par value $.001 per share (the "Common Stock"), of InSight Health Services Corp. ("InSight") into the right to receive cash (as described in Note 2), GE Fund (the "Fund") converted all of the 130,722 shares of InSight Convertible Preferred Stock, Series D, par value $0.001 per share (the "Series D Preferred Stock"), owned by it into 1,307,416 shares of Common Stock pursuant to a conversion notice delivered to InSight in accordance with the Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series D, of InSight, on October 17, 2001.

  SEE ATTACHMENT 1

	/s/ Eliza Fraser, Esq.	November 14, 2001
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person Eliza Fraser, Esq., Counsel, on behalf of GE Fund	Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,

ATTACHMENT 1

Name and Address of Reporting Person:
GE Fund
3135 Easton Turnpike
Fairfield, CT 06431

Issuer Name and Ticker or Trading Symbol:
InSight Health Services Corp. (IHSC)

Statement on Form 4 for October 2001

(continuation of footnotes to Table I and Table II)

(2)
In accordance with the Merger Agreement among InSight, InSight Health Services Holdings Corp., a Delaware corporation ("Parent"), and JWCH Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Acquisition"), dated as of June 29, 2001 (the "Merger Agreement"), the merger (the "Merger") of Acquisition with and into InSight occurred on October 17, 2001. Pursuant to the Merger, all of the shares of the Common Stock of InSight owned by the Fund were converted into the right to receive $18.00 per share and, after the Merger, the Fund received such consideration for such Common Stock.

(3)
On September 24, 2001, the Fund converted all of the 10,948 shares of InSight Convertible Preferred Stock, Series C, par value $0.001 per share, that it owned into 130,722 shares of Series D, par value $0.001 per share (the "Series D Preferred Stock.

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ATTACHMENT 1